Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 18
DATED OCTOBER 9, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 18 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014, Supplement No. 6 dated May 19, 2014, Supplement No. 7 dated May 30, 2014, Supplement No. 8 dated July 2, 2014, Supplement No. 9 dated July 17, 2014, Supplement No. 10 dated August 1, 2014, Supplement No. 11 dated August 5, 2014, Supplement No. 12 dated August 8, 2014, Supplement No. 13 dated August 18, 2014, Supplement No. 14 dated September 3, 2014, Supplement No. 15 dated September 12, 2014, Supplement No. 16 dated September 16, 2014 and Supplement No. 17 dated October 7, 2014. Unless otherwise defined in this Supplement No. 18, capitalized terms used herein have the same meanings as set forth in the prospectus.

The following disclosure supersedes and replaces the fourth bullet point in the left column of the second paragraph on the cover page of the prospectus.

•	We have paid and may continue to pay distributions from sources other than cash flow from operations, including borrowings and net offering proceeds, and we have not limited our use of any of these other sources. Payments of distributions from sources other than cash flows from operations may reduce the amount of capital we ultimately invest in real estate assets. Approximately 40 percent ($1.56 million) of the distributions paid to stockholders through June 30, 2014 have been paid from the net proceeds of our “best efforts” offering, which reduces the proceeds available for other purposes.
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PROSPECTUS SUMMARY

Summary Risk Factors

The following summary risk factor supersedes and replaces the similar summary risk factor contained in the section of the prospectus captioned “Prospectus Summary — Summary Risk Factors,” which begins on page 17 of the prospectus.

•	We have and we may continue to pay distributions during a given period in an aggregate amount that exceeds our cash flow from operations for that period, determined in accordance with GAAP. As used herein, “GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time or any other accounting basis mandated by the SEC. As a result, we may pay distributions from sources other than cash flows from operations. Specifically, some or all of our distributions for any period in which our cash flow from operations is not sufficient may be paid from cash flow from operations from prior periods that was not distributed or otherwise used for other purposes, referred to herein as “retained cash flow,” from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions. Approximately 40 percent ($1.56 million) of the distributions paid to stockholders through June 30, 2014 have been paid from the net proceeds of our “best efforts” offering, which reduces the proceeds available for other purposes. If our cash flow from operations is not sufficient to pay distributions for any particular period, we also may fund distributions from, among other things, cash that we receive in the form of advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee or its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. Any fee or reimbursement that was deferred or accrued, or any amounts advanced, that we later pay or reimburse, will have the effect of reducing cash flow from operations for the applicable period in which we pay or reimburse these amounts. We will not, however, be required to pay interest on any fee or reimbursement that was previously deferred or accrued. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions.

ESTIMATED USE OF PROCEEDS

The following disclosure supersedes and replaces footnote 7 to the “Estimated Use of Proceeds” table on page 74 of the prospectus.

(7)	Pending the acquisition of real estate assets, we may invest proceeds in cash and short-term, highly liquid investments. Further, we may use proceeds to fund certain capital expenditures approved at the time of acquisition and principal payments on our indebtedness, as well as to pay operating expenses or to fund reserves. We also may use the net proceeds of this offering to fund some or all of our distributions for any period in which our cash flow from operations is not sufficient. We have not limited the amount of these proceeds that may be used to fund distributions. To date, we have paid, and may continue to pay, distributions from the net proceeds of our offering.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 182 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of October 6, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	31,435,718.589	312,220,111	28,960,125	283,259,986

Shares sold pursuant to our distribution reinvestment plan:	433,111.616	4,114,560	–	4,114,560

Shares purchased pursuant to our share repurchase program:	(8,315.082)	(76,634)	–	(76,634)
Total:	31,880,515.123	316,458,037	28,960,125	287,497,912
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.
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Status of Distributions

We currently pay distributions based on daily record dates, payable monthly in arrears. The distributions that we currently pay are equal to a daily amount of $0.001643836, per share based upon a 365-day period. During the three months ended June 30, 2014 and 2013, we declared distributions totaling $2,001,051 and $157,306, respectively. During the six months ended June 30, 2014 and 2013, we declared cash distributions totaling $3,288,712 and $231,906, respectively. There can be no assurance that any such distribution will continue to be paid to stockholders. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

The following table shows the sources for the payment of distributions to common stockholders for the periods indicated:

	Six Months Ended June 30, 2014		Year Ended December 31, 2013		Year Ended December 31, 2012
(In thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions:
Distributions paid in cash	$1,422		$517		$-
Distributions reinvested	1,428		481		-
Total distributions	$2,850		$998		$-

Source of distribution coverage:
Cash flows provided by operations (1)	$2,222	78%	$-	-%	$-	-
Sponsor contributions	500	18%	-	-%	-	-
Proceeds from issuances of common stock	128	4%	998	100%	-	-
Total source of distribution coverage	$2,850	100%	$998	100%	$-	-
Cash flows provided by (used in) operations (1) (GAAP (2) basis)	$2,222		$(961)		$(524)
Net loss (in accordance with GAAP)	$(2,927)		$(2,527)		$(1,140)

(1)	Cash flows provided by (used in) operations for the six months ended June 30, 2014, the year ended December 31, 2013 and the year ended December 31, 2012 include acquisition and transaction related expenses of $640, $197 and $193, respectively.
(2)	Accounting principles generally accepted in the United States of America, or GAAP.

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The following table compares cumulative distributions paid to cumulative net loss (in accordance with GAAP) for the period from August 24, 2011 (date of inception) through June 30, 2014:

(In thousands)	For the Period from August 24, 2011 (date of inception) to June 30, 2014
Distributions paid:
Common stockholders in cash	$ 1,939
Common stockholders pursuant to DRP/offering proceeds	1,909
Total distributions paid	$ 3,848
Reconciliation of net loss:
Revenues	$ 8,171
Acquisition and transaction related	(4,763)
Depreciation and amortization	(3,269)
Other operating expenses	(4,505)
Other non-operating expenses	(2,248)
Net loss (in accordance with GAAP)(1)	$ (6,614)
Cash flows provided by operations	$ 717

(1)	Net loss as defined by GAAP includes the non-cash impact of depreciation and amortization expense as well as costs incurred relating to acquisitions and related transactions.

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